FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        October, 2002

Commission File Number:     0-24018

ZI CORPORATION
(Translation of registrant’s name into English)

2100 840 7th Ave. SW Calgary, Alberta Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZI CORPORATION (Registrant)

By: /s/ James Duffus Associate General Counsel

Dated:   December 5, 2002

ZI CORPORATION
Suite 2100, 840 — 7th Avenue, S.W.
Calgary, Alberta
T2P 3G2

ALBERTA SECURITIES COMMISSION
20th Floor, 10025 Jasper Avenue
Edmonton, Alberta
T5K 3Z5

Attention:   Executive Director

ONTARIO SECURITIES COMMISSION
Suite 1800, Box 5520
Queen Street West
Toronto, Ontario M5H 3S8

Attention:   Executive Director

Dear Sirs:

Re:     ZI CORPORATION
            Material Change Report Under Section 146 of the Securities Act (Alberta)
            and Section 75(2) of the Securities Act (Ontario)

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Zi Corporation (the “Corporation”). For convenience, this letter is itemized in the same manner as Form 27 of the Securities Act (Alberta) and the Securities Act (Ontario) respectively. Concurrent with this filing, this letter is being filed with The Toronto Stock Exchange, and the NASDAQ stock market, being the only exchanges on which the Corporation’s shares are currently listed.

Item 1 — Reporting Issuer

Zi Corporation
Suite 2100, 840 — 7th Avenue S.W.
Calgary, Alberta T2P 3G2
Telephone:  (403) 233-8875
Facsimile:  (403) 233-8878

Item 2 — Date of Material Change
October 31, 2002

Item 3 — News Release
A press release was issued on October 31, 2002.

Item 4 — Summary of Material Change

The Corporation announced that the letter of intent to sell all of the Corporation's interest in its Hong Kong based telecom technology unit has terminated.

Item 5 — Full Description of Material Change

Zi Corporation announced that the previously announced letter of intent to sell all of Zi’s interest in its Hong Kong-based telecom technology unit to an Over-the-Counter Bulletin Board traded company has terminated. Zi is currently evaluating all appropriate options relating to its investment in Zi Services in the interests of furthering Zi’s overall drive towards profitability by divesting of non-core interests.

The Zi Services business unit was originally developed to assist customers in designing and developing voice over internet protocol (VoIP) terminal devices and Bluetooth™-enabled devices for low power, short-range, two-way wireless communications.

Item 6 — Reliance on Section 146 (2) of the Securities Act (Alberta) and Section 75(2) of the Securities Act (Ontario)

Not applicable

Item 7 — Omitted Information

Not applicable

Item 8 — Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Dale Kearns
Chief Financial Officer
Telephone:  (403) 231-0700
Facsimile:  (403) 231-4599

Item 9 — Statement of a Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta, this 8th day of November, 2002.

Yours truly,

ZI CORPORATION

Per:    Signed “Dale Kearns”
          Dale Kearns
          Chief Financial Officer